Exhibit 99.1

Perion Launches Performance CTV Solution Designed to Capture Share
in $36B+ High-Growth Streaming Ad Market

New solution within Perion One activates CTV campaigns across top-tier streaming channels, unlocking incremental outcome-driven demand from advertisers

New York & Tel Aviv, August 11, 2025 – Perion Network Ltd. (NASDAQ & TASE: PERI), a leader in advanced technology solving for the complexities of modern advertising, today announced the launch of its Performance CTV Solution, the latest expansion of the Perion One unified platform. This new offering is designed to capitalize on the surging demand for measurable advertising results in Connected TV (CTV), one of the fastest-growing segments in digital media.

Performance CTV enables advertisers to activate data-driven, creative-rich campaigns across top-tier streaming platforms such as Hulu, HBO Max, Disney+, NBC, Discovery+, and DirecTV. By coupling Perion’s AI-Powered creative optimization and attribution technology with premium inventory, the new solution bridges the gap between brand awareness and performance marketing, turning CTV into a full-funnel, ROI-focused channel.

Connected TV is rapidly becoming one of the fastest-growing channels in digital advertising, with U.S. ad spend projected to exceed $36 billion in 20261 with a 2024-2028 CAGR of 15.6%1, fueled by the rise of ad-supported streaming, addressable targeting, and demand for full-funnel attribution. Historically, TV and CTV have been treated as an awareness channel, but marketers are now demanding outcome-driven solutions that link media investment to tangible KPIs like conversion and Return on Ad Spend (ROAS). Perion’s new Performance CTV solution addresses this shift by combining premium inventory,  enhanced creative formats, multi-touch attribution and real-time insights to drive measurable business impact.

This outcome-driven approach not only strengthens Perion’s competitive position, but also positions Perion to gain budgets from performance-driven advertisers - seeking high-value, premium inventory with measurable outcomes.

Tal Jacobson, CEO of Perion, commented, “Performance CTV is another breakthrough within the Perion One Platform, bringing the precision of performance marketing to Connected TV. By making CTV accountable for real, tangible outcomes beyond impressions, we are unlocking new addressable budgets, aiming to expand our market share and strengthen our position in high-growth video channels. This launch aligns with our strategy to provide outcome-driven solutions to our customers.”

Through Perion One, advertisers benefit from enhanced creative, advanced targeting, and real-time analytics for actionable insights. Granular reporting and AI-driven optimizations ensure transparency and continuous campaign optimization.

The Perion One strategy announced earlier this year, unifies the Company’s technologies into one innovative platform that delivers value to brands, agencies, and retailers as they navigate the complexities of modern advertising.

1 source: eMarketer forecast, July 2025

About Perion

Perion is helping agencies, brands and retailers get better results with their marketing investments by providing advanced technology across digital channels. Through the Perion One platform, we are making digital advertising more effective by building solutions that continuously adapt to connect the dots between data, creative and channels.

For more information, visit Perion's website at www.perion.com.

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the safe- harbor provisions of the Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will,” “believe,” “expect,” “intend,” “plan,” “should,” “estimate” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. All statements other than statements of historical fact included in this press release are forward-looking statements. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, but not limited to, political, economic and other developments (including the current war between Israel and Hamas and other armed groups in the region), the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance, the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, and general risks associated with the business of Perion including, the transformation in our strategy, intended to unify our business units under the Perion brand (Perion One), intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions (including the fluctuation of our share price), loss of key customers or of other partners that are material to our business, the outcome of any pending or future proceedings against Perion, data breaches, cyber-attacks and other similar incidents, unpredictable sales cycles, competitive pressures, market acceptance of new products and of the Perion One strategy, changes in applicable laws and regulations as well as industry self-regulation, negative or unexpected tax consequences, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. We urge you to consider those factors, together with the other risks and uncertainties described in our most recent Annual Report on Form 20-F for the year ended December 31, 2024 as filed with the Securities and Exchange Commission (SEC) on March 25, 2025, and our other reports filed with the SEC, in evaluating our forward-looking statements and other risks and uncertainties that may affect Perion and its results of operations. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:
Perion Network Ltd.
Dudi Musler, VP of Investor Relations
+972 (54) 7876785
dudim@perion.com